Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012
Commission File Number: 001-34609

China Hydroelectric Corporation

Bldg A #2105, Ping’An International Financial Center,
No. 3 Xinyuan South Road, Chao Yang District, Beijing,
People’s Republic of China 100027
Tel: (86-10) 6492-8483
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K

China Hydroelectric Corporation is furnishing under cover of Form 6-K the following:

Exhibit 99.1	Settlement Press Release, dated October 2, 2012.

Exhibit 99.2	Settlement Agreement, effective as of September 30, 2012.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Hydroelectric Corporation

	By:	/s/ Amit Gupta

	Name:	Amit Gupta
	Title:	Interim Corporate Secretary

Date: October 2, 2012